UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

GNC Holdings, Inc.
(Name of Issuer)

Class A common stock, par value $0.001 per share
(Title of Class of Securities)

36191G107

(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36191G107

1.	Names of Reporting Persons Ontario Teachers’ Pension Plan Board

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 8,800

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 8,800

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) EP

Item 1.
	(a)	Name of Issuer: GNC Holdings, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 300 Sixth Avenue Pittsburgh, Pennsylvania 15222

Item 2.
	(a)	Name of Person Filing: Ontario Teachers’ Pension Plan Board (“OTPP”)
	(b)	Address of Principal Business Office or, if none, Residence: 5650 Yonge Street, 3rd Floor Toronto, Ontario, Canada M2M 4H5
	(c)	Citizenship: OTPP is a corporation incorporated under the laws of the Province of Ontario, Canada
	(d)	Title of Class of Securities: Class A common stock, par value $0.001 per share
	(e)	CUSIP Number: 36191G107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned:

The 8,800 shares of Class A common stock beneficially owned by OTPP, were held by a third party investment adviser trading on behalf of Downsview Managed Account Platform Inc. (“DMAP”), a wholly-owned direct subsidiary of OTPP.  These shares were held in a discretionary trading account with the relevant investment manager being terminable on less than 60 days notice.

(b)
Percent of class:
0.0%. The percentage amount is based on 99,298,280 shares of Class A common stock outstanding as of October 26, 2012, as reported by the Issuer on its Form 10-Q for the period ending September 30, 2012.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 8,800
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 8,800
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2013

ONTARIO TEACHERS’ PENSION PLAN BOARD
By: /s/ Melissa Kennedy Name: Melissa Kennedy Title: General Counsel, Corporate Secretary and Senior Vice-President, Corporate Affairs

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